UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

StartEngine Crowdfunding, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-5371570
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

8687 Melrose Ave, 7th Floor (Green Building)
West Hollywood, CA 90069

(Full mailing address of principal executive offices)

(800) 317-2200

Issuer’s telephone number, including area code

STARTENGINE CROWDFUNDING, INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (unaudited)

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, the term “StartEngine”, “we”, “us”, “our”, or “the company” refers to StartEngine Crowdfunding, Inc. and our subsidiaries on a consolidated basis. The terms “StartEngine Capital” or “our funding portal” refer to StartEngine Capital LLC, the terms “StartEngine Secure” or “our transfer agent” refer to StartEngine Secure LLC, and the terms “StartEngine Primary” or “our broker-dealer” refer to StartEngine Primary LLC.  The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Operating Results

StartEngine Crowdfunding, Inc. was incorporated on March 19, 2014 in the State of Delaware. The company was originally incorporated as StartEngine Crowdsourcing, Inc., but changed to the current name on May 8, 2014. The company’s revenue- producing activities commenced in 2015 with the effectiveness of the amendments to Regulation A under the Securities Act adopted in response to Title IV of the JOBS Act. Operations expanded in 2016, as Regulation Crowdfunding, adopted in response to Title III of the JOBS Act, went into effect. On June 10, 2019, our subsidiary, StartEngine Primary LLC was approved for membership as a broker-dealer with FINRA.

For the period covered by this report, our revenues for offerings made under Regulation A and Rule 506(c) of Regulation D were in the form of posting fees, as we were not permitted to collect transaction-based compensation. We generally allowed companies to use one of two fee schemes for posting Regulation A and Regulation D offerings — either a per investor payment or a flat monthly fee. When using the per investor structure, the fee per investor is $50 under Regulation A and $250 under Regulation D. When using the flat monthly fee, under both Regulation A and Regulation D, companies can pay a $20,000 to $30,000 monthly posting fee. For some transactions, flat fees can be negotiated on the basis of the expected investor volume. Since StartEngine Primary has been approved as a broker-dealer, as of June 2019, in lieu of the other fee arrangement, Regulation A and Regulation D offerings can be subject to a commission ranging between 5% and 7% based on the risks and other factors associated with the offering.

In Regulation Crowdfunding offerings, our funding portal subsidiary is permitted to charge commissions to the companies that raise funds on our platform. We typically charge 6% to 10% under Regulation Crowdfunding offerings for our platform fees. In addition, we charge additional fees to allow investors to use credit cards. To date, these credit card fees mainly cover our credit card processing costs. We also generate revenue from services, which include a consulting package called StartEngine Premium priced from $5,000 to $25,000 to help companies who raise capital with Regulation Crowdfunding, digital advertising services branded under the name StartEngine Promote for an additional fee, .as well as transfer agent services marketed as StartEngine Secure. We additionally charge a $1,000 fee for certain amendments we file on behalf of companies raising capital with Regulation Crowdfunding as well as fees to run the required bad actor checks for companies utilizing our services.

Six Months Ended June 30, 2019 Compared with the Six Months Ended June 30, 2018

Our revenues decreased to $1,881,310 for the six months ended June 30, 2019 (“Interim 2019”) from $2,421,061 for the six months ended June 30, 2018 (“Interim 2018”), a decrease of 22%. The primary components of this decrease were:

●	Decrease in events and sponsorship revenue to $23,500 in Interim 2019 from $300,700 in Interim 2018 due primarily to the company holding the StartEngine ICO 2.0 Summit in Interim 2018. In Interim 2019, the company held a Founders Summit, which was a smaller, free workshop-style event that had significantly fewer sponsorships.

●	Decrease in fees related to the Regulation A and Regulation D offerings to $83,536 in Interim 2019 from $363,189 in Interim 2018, due to the company focusing on transitioning to becoming a broker-dealer in Interim 2019 and the Interim 2018 fees including fees related to a specific engagement, the tZERO initial coin offering.

●	Decrease in StartEngine Premium revenue to $495,456 in Interim 2019 from $690,832 in Interim 2018 due primarily to refunds that were issued as the company adopted more selective criteria to narrow the scope of potential issuers on its platform.

●	Increase in Regulation Crowdfunding platform fees to $903,412 in Interim 2019 from $695,593 in Interim 2018 due primarily to a higher aggregate amount raised by issuers in Regulation Crowdfunding offerings.

●	Increase in other service revenue, which primarily includes StartEngine Secure transfer agent services, StartEngine Promote campaign advertising services, licensing, and compliance fees for bad actor checks and amendments, to $375,406 in Interim 2019 from $370,747 in Interim 2018 related to higher StartEngine Secure and StartEngine Promote fees, partially offset by a lower volume of services resulting from the discontinuance of certain full-service posting agreements.

Cost of revenues decreased to $912,328 for Interim 2019 from $1,150,009 for Interim 2018, a decrease of 21%. The primary components of this decrease were:

●	Decrease in event costs to $111,630 in Interim 2019 from $233,162 in Interim 2018 due primarily to the change in the company’s semi-annual event as outlined in the revenue discussion above.

●	Decrease in professional services costs to $8,740 in Interim 2019 from $131,264 in Interim 2018 as we have discontinued offering certain full service packages.

●	Decrease in payroll costs to $308,465 in Interim 2019 from $357,576 in Interim 2018 attributable mainly to a temporary decrease in the due diligence headcount.

●	Increase in transaction costs to $391,950 in Interim 2019 from $310,636 in Interim 2018 related to higher offering activity and an increase in the amount of investments made via credit cards, which incur additional fees.

●	Decrease in other costs, which primarily includes campaign copywriting, consulting, customer service, web hosting, and other IT costs, to $91,543 in Interim 2019 from $117,371 in Interim 2018 related primarily to lower campaign copywriting and consulting costs.

Accordingly, our gross margins decreased to 51.5% for Interim 2019 from 52.5% for Interim 2018.

Our operating expenses consist of general and administrative expenses (consisting primarily of salaries, stock-based compensation, office rent, legal services and accounting services), sales and marketing expenses, and research and development expenses. Operating expenses totaled $2,893,525 for Interim 2019 from $3,085,707 for Interim 2018, a decrease of 6%. The primary components of this decrease were:

●	A decrease in sales and marketing expenses to $952,327 for Interim 2019 from $1,328,609 for Interim 2018, a 28% decrease, primarily as a result of lower advertising and lead generation costs, as well as lower payroll costs related to reduced headcount on the sales team.

●	An increase in general and administrative expenses to $1,580,138 for Interim 2019 from $1,470,716 for Interim 2018, a 7% increase, primarily as a result of a higher bad debt reserve as the company sold more StartEngine Premium packages with deferred payment terms and higher payroll costs driven by a higher bonus accrual. The increase was partially offset by lower legal expenses as Interim 2018 included legal costs related to our broker-dealer application and responding to FINRA and SEC comments.

●	An increase in research and development expenses to $361,059 for Interim 2019 from $286,382 for Interim 2018, a 26% increase, due to higher payroll costs related to increased headcount on the research and development team.

The net value of other expenses versus other income for Interim 2019 was a loss $4,497, compared to gain of $12,555 for Interim 2018. The change was due to the change in value of warrant investments during Interim 2019. During the same periods in 2019 and 2018, we had a provision for taxes of $4,753 and $4,532, respectively.

As a result of the foregoing, net loss increased to $1,933,781 from $1,806,632 for Interim 2018 and Interim 2019, respectively.

The company recorded other comprehensive income of $56 and $2,791 for Interim 2019 and Interim 2018, respectively, related to unrealized gains on available-for-sale investments.

The company’s comprehensive loss totaled $1,933,735 for Interim 2019 compared with $1,803,841 for Interim 2018.

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2019	2018
Net cash (used in) provided by:
Operating activities	$(1,758,413)	$(1,841,555)
Investing activities	$1,043,000	$818,114
Financing activities	$1,188,365	$2,512,727

Cash used in operating activities decreased to $1,758,413 from $1,841,555 for the six months ended June 30, 2019 and 2018, respectively. The decrease in cash used in operating activities was primarily due to lower cash expenses and changes in working capital usage.

Cash provided by investing activities was $1,043,000 for the six months ended June 30, 2019, compared to cash used in investing activities of $818,114 for the six months ended June 30, 2018. The change in cash related to investing activities is primarily due to higher sales of available-for-sale securities to fund operations during the six months ended June 30, 2019 and higher purchases of available-for-sale securities during the six months ended June 30, 2018.

Cash provided by financing activities was $1,188,365 for the six months ended June 30, 2019, compared to cash used in financing activities of $2,512,727 for the six months ended June 30, 2018. The change in cash related to financing activities was primarily due to the company’s Regulation A offerings during those periods.

We do not currently have any significant loans or available credit facilities. As of June 30, 2019, the company’s current assets were $2,384,756. To date, our activities have been funded from investments from our founders, the previous sale of Series Seed Preferred Shares and Series A Preferred Shares, our Regulation A offerings and our revenues.

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

The company currently has no material commitments for capital expenditures.

As of June 30, 2019, the company sold 102,790 shares of Common Stock and received $656,455 in net proceeds (including transaction and marketing costs) from the Regulation A offering. Though September 5, 2019, the company sold an additional 85,218 shares.

We believe we have the cash, available-for-sale securities through our open Regulation A offering, other current assets available, and revenues, including new sources of revenue from StartEngine Primary, and access to funding that will be sufficient to fund operations until the company starts generating positive cash flows from normal operations.

Trend Information

We are operating in a new industry and there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. For those reasons and because we are still in the infancy of these new regulations, we expect to continue to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding offerings and the investments into those offerings generates sufficient revenues to cover our costs.

On June 10, 2019, our subsidiary, StartEngine Primary LLC was approved for membership as a broker-dealer with FINRA. We anticipate that our costs for payroll and training will increase relative to our revenue. In addition, we are waiting to be approved to operate an alternative trading system (“ATS”). We intend to launch the ATS, after we receive FINRA approval. We expect increased costs due to technology and operations related to the operation of our ATS. We anticipate operating the ATS will initially increase our overall expenses by $20,000 month. Further, we anticipate receiving increased revenue related to offerings under Regulation A and eventually from offerings under Regulation D.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2018. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that can be expected for the year ending December 31, 2019.

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash	$1,040,327	$567,375
Available-for-sale securities	307,990	1,342,007
Accounts receivable, net of allowance	442,186	298,933
Deferred offering costs	—	30,000
Other current assets	594,253	405,964
Total current assets	2,384,756	2,644,279

Property and equipment, net	3,154	4,434
Investments - warrants	201,227	203,884
Intangible assets	20,000	20,000
Other assets	35,350	25,300
Total assets	$2,644,487	$2,897,897

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$69,637	$27,942
Accrued liabilities	254,016	167,664
Deferred revenue	361,873	345,418
Total current liabilities	685,526	541,024

Total liabilities	685,526	541,024

Commitments and contingencies (Note 5)

Stockholders' equity:
Series A Preferred Stock, par value $0.00001, 3,500,000 shares authorized, 3,254,261 issued and outstanding	5,566,473	5,556,473
Series T Preferred Stock, par value $0.00001, 1,650,000 shares authorized, 143,313 and 100,000 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	814,922	500,000
Series Seed Preferred Stock, par value $0.00001, 3,550,000 shares authorized, issued, and outstanding	1,775,000	1,775,000
Common stock, par value $0.00001, 25,000,000 shares authorized, 7,648,629 and 7,430,310 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	76	74
Additional paid-in capital	7,137,323	5,820,554
Subscription receivable	(100,872)	(5,002)
Accumulated other comprehensive loss	(34,481)	(34,537)
Accumulated deficit	(13,199,480)	(11,265,689)
Total stockholders' equity	1,958,961	2,356,873
Total liabilities and stockholders' equity	$2,644,487	$2,897,897

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Six Months Ended June 30,
	2019	2018
Revenues	$1,881,310	$2,421,061

Cost of revenues	912,327	1,150,009

Gross profit	968,983	1,271,052

Operating expenses:
General and administrative	1,580,138	1,470,716
Sales and marketing	952,327	1,328,609
Research and development	361,059	286,382
Total operating expenses	2,893,524	3,085,707

Operating loss	(1,924,541)	(1,814,655)

Other expense (income):
Other expense	21,143	6,309
Other income	(16,646)	(18,864)
Total other expense (income)	4,497	(12,555)

Loss before provision for income taxes	(1,929,038)	(1,802,100)

Provision for income taxes	4,753	4,532

Net loss	$(1,933,791)	$(1,806,632)

Other comprehensive income:
Unrealized gain on available-for-sale investments	56	2,791
Total other comprehensive income	$56	$2,791

Comprehensive loss	$(1,933,735)	$(1,803,841)

Weighted average earnings per share - basic and diluted	$(0.26)	$(0.25)
Weighted average shares outstanding - basic and diluted	7,527,223	7,191,154

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net loss	$(1,933,791)	$(1,806,632)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,280	1,289
Bad debt expense	246,316	87,596
Fair value of warrants received for fees	(18,486)	(32,509)
Change in fair value of warrant investments	21,143	6,309
Gain on available-for-sale securities	(8,927)	—
Stock-based compensation	377,458	440,148
Changes in operating assets and liabilities:
Accounts receivable	(389,569)	(474,243)
Other assets	(198,339)	(423,854)
Accounts payable	41,695	76,787
Accrued liabilities	86,352	(9,459)
Deferred revenue	16,455	293,013
Net cash used in operating activities	(1,758,413)	(1,841,555)

Cash flows from investing activities:
Purchase of available-for-sale securities	—	(818,114)
Sale of available-for-sale securities	1,043,000	—
Net cash provided by (used in) investing activities	1,043,000	(818,114)

Cash flows from financing activities:
Proceeds from sale of common stock	930,434	2,620,795
Proceeds from sale of preferred stock	314,922	—
Offering costs	(81,976)	(108,068)
Proceeds from exercise of employee stock options	24,985	—
Net cash provided by financing activities	1,188,365	2,512,727

Increase (decrease) in cash and cash equivalents	472,952	(146,942)
Cash and cash equivalents, beginning of period	567,375	954,599
Cash and cash equivalents, end of period	$1,040,327	$807,657

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$4,753	$4,532

Non-cash investing and financing activities:
Unrealized gain on available-for-sale securities	$56	$2,791
Fair value of warrants received	$18,486	$32,509

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional	Subscription	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Loss	Deficit	Equity
December 31, 2018	3,254,261	$5,566,473	100,000	$500,000	3,550,000	$1,775,000	7,430,310	$74	$5,820,554	$(5,002)	$(34,537)	$(11,265,689)	$2,356,873
Sale of common stock	—	—	—	—	—	—	143,183	1	1,026,302	(95,870)	—	—	930,433
Sale of preferred stock	—	—	43,313	314,922	—	—	—	—	—	—	—	—	314,922
Offering costs	—	—	—	—	—	—	—	—	(111,976)	—	—	—	(111,976)
Exercise of stock options	—	—	—	—	—	—	75,136	1	24,985	—	—	—	24,986
Stock option compensation	—	—	—	—	—	—	—	—	377,458	—	—	—	377,458
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,933,791)	(1,933,791)
Other comprehensive gain	—	—	—	—	—	—	—	—	—	—	56	—	56
June 30, 2019	3,254,261	$5,566,473	143,313	$814,922	3,550,000	$1,775,000	7,648,629	$76	$7,137,323	$(100,872)	$(34,481)	$(13,199,480)	$1,958,961

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc. was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc. and changed to the current name on May 8, 2014. The consolidated financial statements of StartEngine Crowdfunding, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in West Hollywood, California.

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding, Inc. operates under Title IV of the Jumpstart our Business Startups Act (“JOBS Act”), allowing private companies to advertise the sale of stock to both accredited and non-accredited investors. StartEngine Crowdfunding Inc. has wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC. StartEngine Capital LLC, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), operates under Title III of the JOBS Act. StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Primary LLC was formed in October 2017 and received approval to operate as a registered broker-dealer in July 2019. It is still in the process of seeking approval to operate as an alternative trading system. The Company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Management Plans

The Company’s revenue producing activities commenced in 2015 with the approved start of Title IV of the JOBS Act, which created new rules for Regulation A, and increased in 2016 with the start of Regulation Crowdfunding under Title III of the JOBS Act. Because this is a new industry, there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. Because there is a level of uncertainty and because we are still in the early stages of these new regulations, the Company is expected to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding campaigns and the investments in those campaigns is sufficient for revenues derived from those campaigns to cover our costs. These factors indicate there could be substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through its increasing revenues, current working capital, and the sale of equity through its current Regulation A offering. We, therefore, believe that any substantial doubt about the Company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2018 and 2017. The results of operations for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of StartEngine Crowdfunding, Inc.’s wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Available-for-sale securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets

Level 2

Investments - warrants (public portfolio): Fair value measurements of warrants of publicly traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

Level 3

Investments - warrants (private portfolio): Fair value measurements of warrants of private portfolio companies are priced based on a modified Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates modified to account for estimates to actual life relative to stated expiration, risk-free interest rates, and volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants, the fair value of the underlying stock may be estimated based on recent raises or based on information received from the portfolio company. Certain adjustments may be applied as determined appropriate by management for lack of liquidity.

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2019:

	Level 1	Level 2	Level 3	Total
Cash	$1,040,327	$—	$—	$1,040,327
Available-for-sale securities
Mutual funds	302,357	—	—	302,357
Common stock equities	5,633	—	—	5,633
Investments - Warrants	—	—	201,227	201,227
	$1,348,317	$—	$201,227	$1,549,544

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Cash	$567,375	$—	$—	$567,375
Available-for-sale securities
Mutual funds	1,332,225	—	—	1,332,225
Common stock equities	9,782	—	—	9,782
Investments - Warrants	—	—	203,884	203,884
	$1,909,382	$—	$203,884	$2,113,266

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value on a recurring basis for the six months ended June 30, 2019:

Investments - Warrants
Fair Value at December 31, 2018	203,884
Receipt of warrants	18,486
Change in fair value of warrants	(21,143)
Fair Value at June 30, 2019	$201,227

The following range of variables were used in valuing Level 3 assets during the six months ended June 30, 2019 and the year ended December 31, 2018:

	June 30, 2019	December 31, 2018
Expected life (years)	1-10	1-10
Risk-free interest rate	1.7-2.1%	2.4-2.7%
Expected volatility	30-101%	30-101%
Annual dividend yield	0%	0%

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of June 30, 2019 and December 31, 2018 was $170,342 and $72,723, respectively. Bad debt expense for the six months ended June 30, 2019 and 2018 was $246,316 and $87,596, respectively.

Investment Securities

Available-for-Sale Securities

Our available-for-sale securities consist of mutual funds and common stock equities that are tradable in an active market. Unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported in accumulated other comprehensive income, which is a separate component of the Company’s stockholders' equity, until realized.

We analyze available-for-sale securities for other-than-temporary impairment quarterly or as there is indication that such review is necessary.

We apply the other-than-temporary impairment standards of Accounting Standards Codification (“ASC”) 320, Investments-Debt and Equity Securities.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Investments - Warrants

In connection with negotiated platform fee agreements, we may obtain warrants giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks nor do we use other derivative instruments to hedge economic risks stemming from these warrants.

We account for warrants in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, the warrants entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain warrants contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These warrants are recorded at fair value and are classified as Investments - warrants on our consolidated balance sheet at the time they are obtained.

The grant date fair values of warrants received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date fair value of warrants will be recognized as increases or decreases to investments on our balance sheet and as net gains or losses in other (income) expense, a component of consolidated net income.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to available-for-sale securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as available-for-sale securities (provided they do not have a significant restriction from sale). Changes in fair value of securities designated as available-for-sale, after applicable taxes, are reported in accumulated other comprehensive income, which is a separate component of stockholders' equity. The shares in private companies without an active trading market are classified as non-marketable securities. Typically, we account for these securities at cost and only record adjustments to the value at the time of exit or liquidation though gains or losses on investments securities, in non-interest income, a component of consolidated net income.

The fair value of the warrants portfolio is a critical accounting estimate and is reviewed semi-annually. We value our warrants using a modified Black-Scholes option pricing model, which incorporates the following significant inputs, in addition to certain adjustments for general lack of liquidity:

∙	An underlying asset value, which is estimated based on current information available in valuation reports, including any information regarding subsequent rounds of funding or performance of a company.

∙	Stated strike price, which can be adjusted for certain warrants upon the occurrence of subsequent funding rounds or other future events.

∙	Price volatility or risk associated with possible changes in the warrant price. The volatility assumption is based on historical price volatility of publicly traded companies within indices or companies similar in nature to the underlying client companies issuing the warrant.

∙	The expected remaining life of the warrants in each financial reporting period.

∙	The risk-free interest rate is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant on the date of assessment.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to five (5) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets

Intangible assets are amortized over their respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the liquidation and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $111,976 and $108,068 for the Company’s equity offerings were charged to stockholders’ equity during the six months ended June 30, 2019 and 2018, respectively.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers. ASC 606 introduces a new framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the six months ended June 30, 2019 and 2018, research and development costs were $361,059 and $286,382, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Options and convertible preferred stock which are common stock equivalents are not included in the diluted earnings per share calculation for June 30, 2019 or 2018 since their effect is anti-dilutive.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements, including the consideration of costs and benefits. ASU 2018-13 will become effective for interim and annual reporting periods beginning on January 1, 2020. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty will be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The Company is currently evaluating the impact of the adoption of ASU 2018-13 on its consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Available-for-Sale Securities

Available-for-sale securities consisted of the following as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Mutual funds	$302,357	$1,332,225
Common stock	5,633	9,782
	$307,990	$1,342,007

The Company had $56 and $2,791 in unrealized gains on mutual funds and common stocks held, which is included as unrealized gain within other comprehensive loss in the statement of operations and comprehensive loss for the six months ended June 30, 2019 and 2018, respectively.

Investments – Warrants

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned in accordance with revenue recognition criteria. The change in value for the six months ended June 30, 2019 and 2018 was a decrease of $21,143 and $6,309, respectively.

NOTE 4 – PROPERTY AND EQUIPMENT

As of June 30, 2019 and December 31, 2018, property and equipment consisted of the following:

	June 30, 2019	December 31, 2018
Computer equipment	$6,744	$6,744
Software	3,654	3,654
Total property and equipment	10,398	10,398
Accumulated depreciation	(7,244)	(5,964)
	$3,154	$4,434

Depreciation expense for the six months ended June 30, 2019 and 2018 was $1,280 and $1,289, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company maintains offices on a month-to-month lease.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized the issuance of 8,650,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 3,500,000 are designated as Series A Preferred Stock (“Series A”), 1,650,000 are designated as Series T Preferred Stock (“Series T”), and 3,500,000 are designated as Series Seed Preferred Stock (“Series Seed”).

Series A Preferred Stock

The Series A have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series T in proportion to its respective liquidation preference. Holders of Series A will receive an amount equal to $1.7182 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series T Preferred Stock

The Series T have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series T shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series A in proportion to its respective liquidation preference. Holders of Series T will receive an amount equal to $8.80 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series T votes on an as-converted basis. The Series T is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series T is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $8.80 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series T has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

During the six months ended June 30, 2019, the Company sold 43,313 shares of Series T Preferred Stock for $314,922.

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series Seed shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, after any payment made to Series A and Series T, but before any payment is made to the Company’s common stock, an amount equal to $0.50 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of Series A and Series T first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as-converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, converts the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Common Stock

We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.00001.

During the six months ended June 30, 2019, the Company sold 143,183 shares of common stock through its Regulation A offering. The Company recognized gross proceeds of $1,026,303 and a subscription receivable of $95,870 related to the sale of these shares. In connection with the offering, the Company recognized offering costs of $111,976 during the six months ended June 30, 2019.

Stock Options

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 2,030,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the six months ended June 30, 2019, the Company granted 295,000 stock options to employees. The Company valued these options under ASC 718 using the Black-Scholes pricing model. The granted options had exercise prices ranging from $5.00 to $7.50, vest over four years and expire in ten years. The stock options were valued using the Black-Scholes pricing model as indicated below:

June 30, 2019
Expected life (years)	6.1
Risk-free interest rate	2.2-2.5%
Expected volatility	50%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

During the six months ended June 30, 2019, two employees exercised their vested options upon separation from the Company to purchase 75,136 shares of common stock, and the Company received aggregate exercise proceeds of $24,986.

Stock option expense for the six months ended June 30, 2019 and 2018 was $377,458 and $440,148, respectively, and are included within the consolidated statements of operations and comprehensive loss as follows:

	Six Months Ended
	June 30,
	2019	2018
Cost of revenues	$54,272	$50,402
General and administrative	149,084	282,933
Sales and marketing	130,906	75,153
Research and development	43,196	31,660

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to June 30, 2019, the Company sold an additional 85,218 shares of common stock for gross proceeds of $639,135 in connection with its Regulation A offering. The Company also incurred additional offering costs of $23,565. Additional cash proceeds of $600,563 were also disbursed from escrow.

The Company has evaluated subsequent events that occurred after June 30, 2019 through September 19, 2019. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

ITEM 4.	EXHIBITS

Exhibit No.	Exhibit Description

2.1	Fourth Amended and Restated Certificate of Incorporation (1)
2.2	Amended and Restated Bylaws (2)
3.1	Amended and Restated Investors’ Rights Agreement (3)
4.1	Form of Common Stock Subscription Agreement (4)
4.2	Form of Preferred Stock Subscription Agreement (5)
6.1	2015 Equity Incentive Plan (6)
6.3	Employment Agreement entered into January 2016 (Howard Marks) (7)
6.6	Observer Rights Agreement dated November 2, 2016 (Ronald Miller) (8)
6.7	Technology Agreement Account Form dated October 30, 2018 (9)
8.	Escrow Services Agreement dated October 30, 2018 (10)

(1)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420419008670/tv513688_ex2-1.htm

(2)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420418063436/tv508487_ex2-2.htm

(3)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420418036457/tv497502_ex3-1.htm

(4)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420419008670/tv513688_ex4-1.htm

(5)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420419008670/tv513688_ex4-2.htm

(6)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420418036457/tv497502_ex6-1.htm

(7)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420418036457/tv497502_ex6-3.htm

(8)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420418036457/tv497502_ex6-6.htm

(9)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420418056591/tv505882_ex6-7.htm

(10)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1661779/000114420418056591/tv505882_ex8.htm

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StartEngine Crowdfunding, Inc.

/s/ Howard Marks

By Howard Marks
CEO of StartEngine Crowdfunding, Inc.

Date: September 19, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Howard Marks
Howard Marks, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director
Date: September 19, 2019

/s/ Ronald Miller
Ronald Miller, Director and Chairman
Date: September 19, 2019